UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Skillmil, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 11, 2016

Physical address of issuer
103 Via Santa Cruz, Jupiter, FL 33458

Website of issuer
www.skillmil.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities issued in the Offering

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
April 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 27, 2017

FORM C

Up to $500,000

Skillmil, Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Skillmil, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of the Securities described in this Form C (this "Offering"). The minimum amount of

Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective investor must make a commitment to purchase on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised (as described in the table below) and 2% of the Securities that are issued in this Offering.

	Price to Purchasers	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 27, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO OTHER SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING ITS INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience,

perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017. Once posted, the annual report may be found on the Company's website at: www.skillmil.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of the Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity via the Intermediary's platform to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Skillmil, Inc. (the "Company") is a Delaware corporation, incorporated on February 11, 2016.

The Company is located at 103 Via Santa Cruz, Jupiter, Fl 33458.

The Company's website is www.skillmil.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business
The Company helps enterprises and individuals find the right U.S. military veteran for a part-time or full-time civilian position. The Company uses a platform developed by and licensed from the Stanford Research Institute, an applied research organization based in Mountain View, California. As further detailed in the section entitled "*The Company's Products and/or Services*", the platform auto-translates military occupation specialty codes and other nomenclature into resume-friendly format and auto-matches a veteran's skill set with the requirements of civilian job postings.

The Business Plan
The Company markets the platform to military veterans and their prospective employers and charges license and one-time membership fees for use of the platform.

The Offering

Minimum number of SAFEs (Simple Agreements for Future Equity) being offered	50,000
Total number of SAFEs outstanding after Offering (if minimum amount reached)	50,000
Maximum number of SAFEs	500,000
Total number of SAFEs outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 30, 2017
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 11, 2016. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding customer base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our product is highly competitive.
We face competition with respect to our platform, as well as any products that we may seek to develop or commercialize in the future. Our competitors include major employment websites such as Monster.com, and their subsidiaries or affiliates targeting military veterans, such as Military.com. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing job search and job-matching products and thus may be better equipped than us to develop and commercialize a military veteran-specialized job search and job-matching platform. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Noel Gonzalez, Leonard Chapman, Ken Roman and Steve Garza, who are the CEO, COO, CSO and CTO of the Company, respectively. The Company has or intends to enter into employment agreements with each of Noel Gonzalez, Leonard Chapman, Ken Roman and Steve Garza, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. Furthermore, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Noel Gonzalez, Leonard Chapman, Ken Roman and Steve Garza die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of any of those individuals, or any member of the board of directors or executive officer, could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including copyrights in order to operate our business.
The Company has licensed its chief product from the Stanford Research Institute (SRI). In addition, the Company has filed a registered trademark with the U.S. Patent and Trademark Office, which is currently being published for opposition. Such intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we or SRI have taken to protect our license, or that we have taken to maintain and protect our trademarks, may not prevent them from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Given the Company is reliant on a single product, our failure to obtain or maintain intellectual property rights, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, would adversely impact our competitive position and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding our licenses or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim that we have breached our licenses with the Stanford Research Institute (SRI) or infringed on another party's intellectual property could force us to enter into a new costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us or SRI to redesign our product, which would be costly and time-consuming or could subject us to an injunction against the development and sale of our product, which would most likely cripple the Company. We may have to pay substantial damages, including damages for past infringement, if it is ultimately determined that our product infringes a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. We rely on third party intellectual property licenses with SRI for our principal product and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Through our operations, we collect and store certain personal information that our customers provide to register on and use our website.
As an employment website, we collect and store our customers' non-public information, including personally identifiable information, such as customer names, email addresses and telephone numbers, as well as employment history and other information commonly found on resumes. We also collect payment information from customers subscribing to use our platform. While our product is well-developed, it is not immune to cyber attack. Our security could be compromised and confidential customer or business information misappropriated. The loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The proceeds from the Offering are critical to the Company's future operations.
Without the proceeds of the Offering, the Company will have difficulty in meeting the objectives set forth in its business plan. We do not have adequate alternative sources of capital readily available, and therefore, we are largely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of its investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for Purchasers to evaluate. The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. Consequently, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that Purchasers do not agree with and Purchasers will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of its investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one period as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely to a great extent on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future customers would seriously harm our business and results of operations.

Our ability to sell our products is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we

will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new customers or renew customer subscriptions or licenses on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our customers. Our customers may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the customer's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a customer than we had anticipated based on our previous agreement with that customer. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew customer contracts on favorable terms could have an adverse effect on our business. Our contracts with customers generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us.

While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Risks Related to the Securities

The SAFEs (Simple Agreements for Future Equity) will not be freely tradable until at least one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with its attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFEs (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that such Purchaser is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any of the Securities. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that such Purchaser will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of the Securities which have not been converted will be entitled to distributions as if they were Common Stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any Preferred Stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors", the Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. Even should

such a liquidity event occur, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH ITS LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Skillmil provides a single automated system, developed by and licensed from the Stanford Research Institute, that (i) auto-translates a veteran's training and experience to plain English; (ii) auto-formats a veteran's personnel file into a clear business resume format; (iii) auto-matches a veteran's qualifications to requisites of jobs posted by employers on the Company's website; (iv) shows the percentage match of a candidate's skill set to job requisites; (v) shows missing elements detracting from a "100% match" (e.g. skills, certificates, etc.); (vi) traces key hiring parameters with clean explanation of each match; and (vii) offers a LinkedIn-style network for professional career advance and support. Skillmil also provides value for companies beyond facilitating veteran recruitment, allowing them to quantify the suitability of recruited veterans to posted positions and avoid suspicion or accusation of bias.

Business Plan
There is a strong potential domestic market for Skillmil. There are currently 23 million active and reserve military personnel and veterans, and over 300,000 of those individuals transition to the civilian labor force each year. Companies seek U.S. military veterans for their experience in cyber intelligence, supply-chain logistics and healthcare and trauma, as well as their teamwork and leadership abilities, strong work ethic and unique training and field experience. As an added bonus, companies that hire U.S. military veterans receive up to $19,000 in federal and state tax credits.

Historically, however, many companies have struggled to hire veterans because U.S. military occupation specialty codes, acronyms and jargon do not match commercial job descriptions and qualifications, and veterans' resumes are often unintelligible to civilian employers. These issues are overcome by use of the Skillmil platform, which a hiring manager can access from his or her desktop, and for which the Company charges membership and license fees.

The Company plans to market the platform in three phases. Phase One (2016-2017) will involve contacting potential strategic allies (e.g. directors of Veteran HR for Amazon, Pratt & Whitney, Merck, Florida Power & Light, Duke Energy, etc.) and integrating with Transition Assistance Programs (programs required of military personnel entering their last three months of service). We also will conduct "vet-hire" outreach efforts, targeting Fortune 1000 companies via trade shows, job fairs and military support groups.

Phase Two (2018-2019) will involve the expansion of Skillmil through partnerships with military education schools in order to subscribe military members into our database during boot camps and Officer Candidate School training. We will also license our platform on a white-label basis to other job search engines to expand the value of our software to all veteran job-search venues (e.g. Military.com, Vetcentral.com and Rallypoint.com) and continue to develop our skill set matching capabilities.

In Phase Three (2019+) we will grant other military training programs access to the Skillmil skill set matching feature so that they can appropriately adjust skill levels and certifications in the commercial sector. This will allow for "skills transcripts" for personnel with part-time commercial-military service status.

For more information about the Company see our pitch deck attached hereto as Exhibit A.

History of the Business
The Company was founded by Noel Gonzalez in 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Platform	Automatic translation of U.S. military occupational specialty codes to civilian resume format and job-matching service	U.S. military veterans and their prospective employers

Competition
The Company's primary competitors are Military.com and Monster.com.

Supply Chain and Customer Base
The Company does not produce a physical product and thus is not dependent on traditional supply chains. The Company's current customers include Piedmont Airlines (a subsidiary of American Airlines), Amazon and the Palm Beach County (Florida) Sherriff's Office. The Company intends to focus on Fortune 1000 companies as key clients.

Intellectual Property and Research and Development

Trademarks

Serial #	Goods / Services	Mark	File Date	Published for Opposition	Country
87083013	IC 035. US 100 101 102. G & S: Employment agencies; Employment agency services; Employment counseling and recruiting; Employment outplacement services; Employment recruiting consultation; Employment recruiting services; Employment staffing consultation services; Providing employment counseling services; Providing employment information; Temporary employment agencies	SM SKILLMIL PRECISION HIRING	June 24, 2016	November 29, 2016	USA

Software Development
The Company has used most of its extant funding and resources on the research and development of the Skillmil platform, including bootstrap capital and a $75,000 grant from SRI International, an affiliate of the Stanford Research Institute.

Real Property
The Company does not currently own any real property. The Company's current principal address is 103 Via Santa Cruz, Jupiter, FL 33458.

Governmental/Regulatory Approval and Compliance
None

Litigation
None

Other
The Company conducts business in Florida and California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$25,000
Estimated Attorney Fees	5%	$2,500	0.5%	$2,500
Estimated Accountant/Auditor Fees	5%	$2,500	0.5%	$2,500
Campaign Marketing Expenses or Related Reimbursement	3%	$1,500	3%	$15,000
Marketing	12%	$6,000	16%	$80,000
Equipment Purchases	3%	$1,500	1%	$5,000
Future Wages	17%	$8,500	17%	$85,000
General Working Capital	10%	$5,000	17%	$85,000
Development of software	40%	$20,000	40%	$200,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above if the currently planned allocation of funds is not yielding forecasted revenues.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Noel Gonzalez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Chief Executive Officer and Sole Director: February 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
U.S. Navy: Nuclear Officer and Captain of a nuclear-powered submarine, April 1994 – Present

Education
Florida Atlantic University: Bachelor of Science in Mechanical Engineering and Computer Science, 1994
University of Maryland: Master of Science in Information Technology and Computer Science, 2002

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Steve Garza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Chief Technology Officer: December 2015 – Present
Secretary of the Board: February 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
U.S. Navy: Navy Nuclear Officer, Executive Officer, Captain of a nuclear-powered submarine and
Submarine Force Training Officer, September 2011 – Present
U.S. Navy: Talent Development and Qualification Program Manager, September 2011 – Present

Education
Stanford School of Business, Ignite Program
U.S. Naval Academy: Graduate education in Computer Science and Mechanical/Nuclear Engineering
University of New Mexico, Anderson School of Management: Master of Business Administration, Concentration in Management Information Systems, 2004
University of Arizona: Bachelor of Science in Electrical Engineering, 1997

Name
Noel Gonzalez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Chief Executive Officer and Sole Director: February 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
U.S. Navy: Nuclear Officer and Captain of a nuclear-powered submarine, April 1994 – Present

Education
Florida Atlantic University: Bachelor of Science in Mechanical Engineering and Computer Science, 1994
University of Maryland: Master of Science in Information Technology and Computer Science, 2002

Name
Kenneth Roman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer: August 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
U.S. Navy: Submarine Officer, May 2000 – Present

Education
Naval War College: Master of Arts in National Security and Strategic Studies, 2007
University of Cambridge: Master of Philosophy and Engineering, 2003
U.S. Naval Academy: Bachelor of Science in Mechanical Engineering, 2000

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	President/Chief Executive Officer (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	President/Chief Executive Officer (as authorized by the Board of Directors)
Determination of the budget	President/Chief Executive Officer (as authorized by the Board of Directors)
Determination of business strategy	President/Chief Executive Officer (as authorized by the Board of Directors)
Dissolution or liquidation of the Company	Board of Directors (as authorized by the Stockholders)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees. The officers described in the section entitled "*Officers*" are engaged by the Company as independent contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	17,938,140
Voting Rights	Each stockholder has one vote for each share of stock held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record may vote in person at a meeting of the stockholders or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No

	stockholder may authorize more than one proxy for his or her shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs being offered	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the Company by holders of Common Stock	93.3%

Type of security	**Seed Series Common Stock**
Amount outstanding	1,281,296
Voting Rights	Each stockholder has one vote for each share of stock held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record may vote in person at a meeting of the stockholders or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his or her shares.
Anti-Dilution Rights	These shares of Common Stock bear contractual anti-dilution rights such that the percentage ownership of the Company represented by these shares will not be less than 7% until the occurrence of a qualified financing of at least $3 million.
How this security may limit, dilute or qualify the SAFEs being offered	In the event the Company offers a $3 million qualified financing following the conversion of the Securities offered hereunder, the anti-dilution rights of these shares of Common Stock may adversely affect the value of the Securities.
Percentage ownership of the Company by the holder of the Seed Series Common Stock	6.7%

Type of security	**Simple Agreement for Future Equity (SAFE)**
Amount outstanding	$200,000
Voting Rights	None
Anti-Dilution Rights	The SAFE is convertible into shares of Preferred Stock of the Company with a 20% discount and a $4 million valuation cap.
How this security may limit, dilute or qualify the	The SAFE may convert into shares of Preferred Stock

SAFEs being offered	of the Company upon the Company's first issuance of Preferred Stock. The availability of the Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities offered hereunder.
Percentage ownership of the Company by holders of the SAFE (assuming conversion)	The percentage ownership of the Company by the holder of the SAFE upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the SAFE converts.

The Company currently has no debt outstanding.

Valuation
Because the Company is recently formed and has conducted only either (i) "sweat equity" sales of its securities to its founder and consultants and development partner and (ii) offering of a SAFE under which the valuation of the Company's Common Stock is delayed until a qualified financing, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Noel Gonzalez owns over 45% of the Company. The other founders, Ken Roman, Steve Garza and Leonard Chapman, together own approximately 28% of the Company. The remainder is owned by the Company's independent contractors and by SRI International, an affiliate of the Stanford Research Institute, the Company's development partner. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount each owns.

Name	Percentage Owned Prior to Offering
Noel Gonzalez	45.3%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company upon the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. The financial statements of the Company, which are attached hereto as Exhibit B, are an important part of this Form C and should be reviewed in their entirety.

Operations
We are a pre-revenue company and our primary expenses is product development. We do not anticipate generating revenue until Q3 2017, although we do currently have at least one paying customer – see the section entitled "*Supply Chain and Customer Base*". The Company does not expect to achieve profitability in the next 12 months and instead intends to focus on its three phase business plan – see the section entitled "*Business Plan*". The Company currently requires $5,000 per month to sustain operations.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy and will supplement the $185,000 in cash we currently have on hand. The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months. The Company is currently negotiating a possible investment from Sand Hill Angels, a Silicon Valley-based venture capital group.

Capital Expenditures and Other Obligations
The Company's chief capital expenditure to date has been the development of the Skillmil platform. Other than technical improvements to the platform in Phase Two of our business plan, the Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information
None
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 500,000 SAFEs (Simple Agreements for Future Equity) for up to $500,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, none of the Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase on www.republic.co. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the earlier of the close of the Offering or the cancellation of the Purchaser's investment commitment. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering no less than five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and request reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser's ownership of the Securities will be recorded via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc., dba Republic. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0%

Stock, Warrants and Other Compensation
2.0%

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $0.0001 per share, of which 19,219,426 shares (including shares contractually bearing anti-dilution rights mentioned in the section entitled "*Capitalization*") will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to any Preferred Stock issued in such future Equity Financing, or, if no Preferred Stock is issued, Common Stock of the Company except 1) they do not have the right to vote on any matters except as required by law; 2) except for Purchasers of at least $25,000 worth of Securities ("Major Investors"), they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Except for Securities held by Major Investors, the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans; (ii) convertible promissory notes issued by the Company; (iii) any Safes (Simple Agreements for Future Equity, including the Securities) issued by the Company; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Major Investors shall have the right to determine whether to convert their Securities upon the first Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (x) $4,000,000 divided by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of Preferred Stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company has a stockholders agreement in place with SRI International, under which the Company must provide SRI International with unaudited financial statements and inspection rights.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser during the one-year holding period beginning when the Securities are issued, unless such Securities are transferred: 1) to the Company; 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; 3) as part of an IPO; or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created

for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of the date of this Offering, the Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION
Attached hereto as Exhibit C is a transcript of a Company video posted on the Intermediary's website.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Noel Gonzalez

(Signature)

Skillmil, Inc.

(Issuer)

President and CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Noel Gonzalez

(Signature)

Noel Gonzalez

(Name)

President and CEO; Sole Director

(Title)

1-25-2017

(Date)

(Signature)

Leonard Chapman

(Name)

Chief Operating Officer

(Title)

1-25-2017

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Pitch Deck
Exhibit B   Financial Statements
Exhibit C   Video Transcript

EXHIBIT A
Pitch Deck



End-to-End Veteran Career Management:
a Precise Skills-Certifications Job Matching Platform

Noel Gonzalez | CEO – Founder

"Military Speak" does not equal plain English

" I struggle to effectively identify & access transitioning and unemployed service members who have the skills we seek."

- AMAZON VETERAN HIRING DIRECTOR

What is an "1120"?

<u>An 1120 in the Military</u>

- Responsible for $2B submarine
- Supv. of Reactor Operations
- Responsible for 200+ sailors
- Responsible for Nuclear wpns
- Certified Nuclear Engineer (M.S)
- TOP SECRET Clearance
- High Risk Operations Mgr
- Maintenance supv of intricate high energy systems
- Critical medical trauma mgt.



www.military.com/veteran-jobs/skills-translator/
Military.com
BENEFITS
NEWS
VETERAN JOBS
MILITARY LIFE
VIDEOS
DISCOUNTS
Login
MILITARY SKILLS TRANSLATOR
Match Military Experience to Civilian Jobs
View Skills Profile
Service
Navy
Military Job Title
1120 URL – Submarine Warfare (navy -
Keyword
Enter Keyword
Location
Enter city, state, or zip
Subspecialties
Add/Edit Subspecialties
Trainings & Schools
Add/Edit Training
500 EQUIVALENT CIVILIAN JOBS
Development Administrator *** Direct Hire at a Thriving Nonprofit! *** $40K + Great Benefits!
JEANE THORNE STAFFING Minneapolis, MN
Warehouse Associate - Part Time
AMAZON.COM MN, TN, WI
Warehouse Associate
AMAZON.COM KY, OH, TX
AS - Supervisor (Hourly)
AIR SERV MA, NH
DRIVER WANTED
RUSHCO SERVICES, INC. North Oxford, MA
Administrative Staff Needed!
PEOPLESHARE INC Pottstown, PA
General Labor
MacBook

SOLUTION

Auto-Matching Veteran Skills to Job Reqs

1120
1300
1550
25T
25W
EOOW
Air Force PJ
Nuclear Machinist
Special Operator
Auxiliaryman
JOOD
1100
Yeoman
1310

SkillMil Precision Hiring

- Cyber Security Analyst
- Secure Network Designer
- Cyber Intelligence Engineer
- Server farm Operations Manager
- Nuclear Plant Engineer
- Data base manager
- Call center specialist
- Corporate Executive
- Risk Manager
- Logistics Manager
- Heavy Machinery Ops Manager
- Machinery Maintenance
- Supply Chain Manager



HOW

Matching military skills to commercial job specs using plain English



2

AUTO-FORMATS

Auto-formats personnel data into business resume

3

MATCHES VET TO JOB REQ

Quantifies % match of candidate to job req.

1

AUTO-TRANSLATES

Auto-translates Military jargon to English

4

LISTS SKILLS MISSING

Details what training-skills are missing for 100% match

Skill Mil
Precision Hiring

SRI International®

This solution is an online platform that is jointly developed by SkillMil and SRI*, using field-proven software for which SkillMil has an exclusive use license.

SKILLMIL TECHNOLOGY

MATCHING VETERANS TO JOB ORDERS

SkillMil's Semantic Approach:

- SkillMil defines concepts and their relationships in an ontology structure with rules.
- Background civilian and military knowledge is codified into the ontology.
- Context-aware matching exploits structured knowledge and is codified as rules that use the vocabulary defined by the ontology
- Critical medical trauma mgt.


Chrome File Edit View History Bookmarks People Window Help
100%
Fri 7:20 AM
Military Skills Translator | Milit
www.skillmil.com
SkillMil
Precision Hiring
ROBERT HERNANDEZ
POSITION: AIRPLANE MECHANIC
JOB REQ: PW0122117AMTL015
JOB DESCRIPTION:
Maintain and repair the avionic and mechanical equipment needed to make planes and helicopters operate safely. This includes repairing, inspecting and maintaining the structural, mechanical and electronic elements of the aircraft, replacing parts, measuring wear and assessing whether parts need repair or replacement.
60%
YOUR JOB MATCH SCORE
HOW TO RECEIVE 100% MATCH
Candidates that receive a 100% match for this position have the following skill sets / requirements.
Certification is required by the FAA
2 years training in FAA certified program
Bachelor's degree
Able to work in tight physical environment with 95% accuracy
Read and interpret avionic gauges with 98% accuracy
98% understanding of avionic instrumentation
Understand the root causes of aircraft problems with 98% accuracy
95% accuracy in use of diagnostic tools
MacBook

$124 BILLION
TOTAL ADDRESSABLE MARKET



$1B
Military Human Capital MGT
(including active, retired, reservist, and transitioning)

$86B
Human Capital MGT
(including talent acquisition)

$124B

$37B
Cloud Application Services

The Starr Conspiracy, 2015 HCM Vendor Report
Gartner Forecast: Public Cloud Services, Worldwide, 2013-2019, 4Q15 Update
bls.gov/news.release/pdf/jolts.pdf
eeoc.gov/eeoc/newsroom/release/2-11-16.cfm

OUR COMPETITION IN VET SECTOR

	SkillMil Precision Hiring	SHIFT	MONSTER	Dice	Upwork	RECRUIT MILITARY	indeed	Military.com	RallyPoint
Employment Focused	X	X	X	X	X	X	X		
Veteran Focus	X	X	X	X		X	X	X	X
Accurate auto-military jargon translation	X								
Auto-format military jacket into business resume	X								
Quantify % match	X								
List missing elements for perfect match	X								
Traces key hire parameters per match	X								
LinkedIn-style network for Vet career pathing	X	X							
Integrated AI-Machine Learning-Reasoning system	X								
Content (coaching+training)	X								X
Cutural Fit Mapping	X								

PIPELINE



American Airlines
(Piedmont Aviation Wholly Owned)
CONTRACTED DEC 2016

Palm Beach Sheriff Office (PBSA)
CONTRACTED 2017

PSA
(AA Wholly Owned)
CONTRACTED JAN 2017

AMAZON
CONTRACTED NOV 2016

Florida Power & Light
CONTRACTED OCT 2016

Bidding for short-term projects

DUKE ENERGY
CONTRACTED OCT 2016

Pratt & Whitney
CONTRACT MAR 2017

ENVOY
CONTRACT MAR 2017

EXPERT VET PROFILE MEMBERSHIP

JUPITER POLICE DEP
CONTRACT MAR 2017

1Q17	2Q17	3Q17	4Q17
Jan - Mar	Apr-Jun	Jul-Sep	Oct-Dec

PROJECTIONS

SkillMil - DECEMBER 6 2016

	2016	2017	2018	2019	2020
Total Revenues	$0	$682,410	$4,174,410	$28,733,952	$112,214,591
Cost of Revenue	$38,395	$108,529	$653,050	$4,329,695	$16,893,709
Gross Profit	-$38,395	$573,881	$3,521,360	$24,404,257	$95,320,882
Profit Margin		84.10%	84.36%	84.93%	84.95%
Total Operating Expenses	-$71,948	-$2,507,367	-$6,778,918	-$10,909,358	-$17,374,832
EBITDA	(110,343)	(1,933,486)	(3,257,558)	13,494,899	77,946,050
Net Margin				46.96%	69.46%
	2016	2017	2018	2019	2020
Free Cash Flow	-$110,343	-$1,933,486	-$3,257,558	$13,494,899	$77,946,050

VISION

SKILLMIL VISION – USING VET SECTOR TO DOMINATE HR MARKET



2017	2018	2019	2020
RIs 1 Amazon Merck Beta Test Prototype Complete	Dominant Fortune 500s HR MGT tool RIs 2 Content (Ezines, Skills coaching) Mobile App Version Std Reports	Integrated with Military Personnel Tracking System Std Certification Transcript Bidding for short-term projects Online Candidate Community (a-la LinkedIn for SkillMil Candidates)	Internal personnel skills tracking and mgt Cross-industry personnel Std certification tracking and mgt Multiple HR system integration International Expansion

SKILLMIL'S EIGHT STEPS



3
SkillMil matches Vet to open job req

2
SkillMil translates "Jacket" to business resume

4
SkillMil places Vet in Co. with req. posting

1
Vet uploads their Military MOS & Entry year

5
SkillMil assists hiring company In on-boarding Vet for smooth transition

8
SkillMil works with Vet on Career path coaching (next job, or promotion)

6
Vet fills out complete SkillMil Profile, to begin professional Networking with all SkillMil-hired Vets

7
SkillMil coaches hired Vet throughout Year of hire to ensure strong transition

SkillMil is co-developing with SRI, a solution for Vets, Enterprises–and the Military that optimizes the leverage of high value Vet skills in the civilian job market

FUNDING NEED & EXIT

SEEKING $1M FUNDING | 500K LEFT IN THE ROUND (JAN 6, 2017)

$500K
DEVELOPMENT

$300K
CORP. SALES-MARKETING

$200K
MILITARY PR

TERMS

- Warrants
- 20% Discount
- Rolling Close

FOLLOWING ON FUNDING

- Series A: $2-3M

ACQUISITION EXIT LIKELY

- LinkedIn / Microsoft
- Monster.com
- Facebook

LEADERSHIP TEAM



NOEL GONZALEZ
CEO

- Founder of Federated Precision Manufacturing Inc.
- Stanford Ignite Graduate Business
- Fmr Commanding Officer of a Nuclear Powered Submarine
- DoD Fellow at SRI International
- Harvard HBx Business Core



STEVE GARZA
CTO

- Founder of Alive LLC
- Program Manager for Submarine Force training Program
- Manager for Certification data base manager
- Career Navy submarine officer



LEONARD CHAPMAN
CSO

- Founder of Federated Precision Manufacturing Inc.
- Former Navy Nuclear Enlisted
- NASA Systems Engineer
- Pratt & Whitney Space Division
- ERP consultant



End-to-End Veteran Career Management:
a Precise Skills-Certifications Job Matching Platform

Noel Gonzalez, CEO – Founder

Noel.gonzalez@skillmil.com

EXHIBIT B
Financial Statements

SKILLMIL, INC.

FINANCIAL STATEMENT
(UNAUDITED)

as of

FEBRUARY 11, 2016

Together with
Independent Accountants' Review Report

Skillmil, Inc.
Index to Financial Statement
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Skillmil, Inc.
Menlo Park, California

We have reviewed the accompanying balance sheet of Skillmil, Inc. (the "Company"), as of February 11, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

January 23, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SKILLMIL, INC.
BALANCE SHEET
AS OF FEBRUARY 11, 2016
(unaudited)

	February 11, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Stockholders' Equity:	
Commitments and contingencies (Note 3)	
Stockholders' Equity:	
Common stock, par value $0.0001, 1,000,000 shares authorized, zero shares issued and outstanding	-
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.

2

SKILLMIL, INC.
NOTES TO THE BALANCE SHEET
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Skillmil, Inc., was formed on February 11, 2016 ("Inception") in the State of Delaware. The balance sheet of Skillmil, Inc. (which may be referred to as the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Menlo Park, California.

The Company aspires to be a precision hiring company for military veterans and businesses that efficiently and accurately helps to translate military skills, education and experience into corporate job requirements.

Going Concern and Management's Plans
We will rely heavily on debt and/or equity financing for working capital and have only recently commenced operations. During the next 12 months, the Company intends to fund its operations with funding from operational income, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 11, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, trends in the military community, or competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from e-commerce and sponsorship transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has not yet filed an initial tax return.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The

updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock
At Inception, the Company authorized the issuance of 1,000,000 shares of common stock, each having a par value of $0.001. After Incorporation, the Company's sole director approved the increase of authorized shares of common stock to 25,000,000 and changed the par value to $0.0001, which was filed with the state of Delaware and approved September 12, 2016. The accompanying balance sheet includes the original authorized shares of common stock authorized to reflect that point in time with the par value per the amended articles of incorporation.

Upon the increase in authorized common stock per the amended articles of incorporation, founders received 15,408,406 of restricted common stock at par value for aggregate contributions of $1,541. The restricted shares vest over a range of two (2) to four (4) years. Regardless of vesting term, each founder vests in one-half (two year vesting) or one-quarter (four year vesting) of their shares on the one-year anniversary of their specified vesting date. Thereafter, the shares vest ratably each month over the remaining vesting period.

NOTE 5 – SUBSEQUENT EVENTS

Stock Transactions
Subsequent to February 11, 2016, the Company authorized issuance of 25,000,000 shares of Common Stock with a par value of $0.0001 per share. See Note 4.

Subsequent to February 11, 2016, the Company issued 2,529,734 shares of restricted common stock in exchange for services rendered. The restricted shares vest over a range of two (2) to four (4) years. Regardless of vesting term, each grantee vests in one half (two year vesting) or one quarter (four year vesting) of their shares on the one-year anniversary of their specified vesting date. Thereafter, the shares vest ratably each month over the remaining vesting period. The Company is in the process of determining the value of share issued for services and the potential accounting treatment.

Subsequent to February 11, 2016, the Company issued 1,350,183 shares of common stock for a perpetual licensing agreement with a third party ("Licensor") for certain software technology, which equates to 7% of the fully diluted outstanding shares as of the date of the agreement. Per the terms of the licensing agreement, there is an anti-dilution feature that in each equity financings of the Company, up to and including the first financing in which the aggregate total cash invested in the Company reaches $3,000,000 or greater (Qualified Financing), the Company shall issue additional shares of common stock to the third party such that immediately after each financing, the licensor will continue to own 7% of the fully diluted outstanding shares. In addition, the Company shall pay a royalty to the Licensor in the amount of 3% of gross revenue. Starting January 1, 2019, the Company shall make non-refundable quarterly payments of $50,000 per quarter during 2019 and increasing to $75,000 in 2020 and thereafter. The quarterly prepayments will be applied to the following quarter royalties due. The agreement will continue on in perpetuity unless terminated per the provisions of the agreement. If the Company undertakes an IPO, the Company will be required to issue common stock equal to 3% of the fully diluted outstanding shares immediately prior to the consummation of such. If the Company is acquired, the Company is to pay the Licensor 3% of the proceeds actually received in the acquisition. The Company is still determining the accounting impact of the transaction on the financial statements.

SAFE Agreements
Subsequent to February 11, 2016, the Company entered into various Simple Agreement for Future Equity ("SAFE") agreements with third parties totaling $200,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap of $4,000,000 with a 20% discount rate.

Per the terms of the SAFE agreements, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors the conversion price that results in the greater amount of preferred stock as calculated by: 1) the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate; or 2) the price per share equal to the valuation cap divided by the Company capitalization as defined in the agreement

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata in proportion to their purchase amounts and such investors will automatically receive the number of shares of common stock equal to the remaining unpaid purchase amount divided by the liquidity price as defined by the agreement. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. To date, no SAFE agreements have been converted.

The Company has evaluated subsequent events that occurred after February 11, 2016 through January 23, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C
Video Transcript

Skillmil Transcript

(Noel Gonzalez on Camera)
00:30 Hi, My name is Noel Gonzalez. I am the CEO and founder of Skillmil. I've been in the navy for twenty-three years and I recently finished a fellowship at SRI, also known as Stanford Research Institute. I founded Skillmil 'cause I noted about ten years ago a lot of my sailors were coming to me and asking the question, "sir, can you help me translate my skills? Can you help me write my resume?" Ten years later, after my commanding officer tour, I noticed the problem still persists. So, I founded Skillmil to solve this problem. To be the end to end solution, the management system, for all veterans transitioning out of the military.

00:37 Skillmil is a official spinoff out of SRI ventures. We have partnered with SRI to solve this problem. In case you're not familiar, SRI is the company behind the creation of the computer mouse, SIRI for Apple, and the ultrasound machine.

00:51 SRI ventures has invested in Skillmil as the venue to push their unique matching technology into the marketplace. Skillmil has partnered with SRI to integrate a proven search engine technology that provides veterans the ability to precisely align their talents with companies looking to hire veterans; also translates misunderstood military experience into well defined industry skills that company hiring managers desire.

01:15 We are already working with companies such as Amazon, Duke Energy, Piedmont Aviation for American Airlines, and Palm Beach Sheriff's Office to name a few.

01:25 I am asking you to consider investing in Skillmil because you're going to be helping veterans and their families. The time is right to invest in Skillmil. Companies are looking for veterans. They're looking for the talent that veterans bring into the workplace. The technology is right. The SRI technology that we're using is top-notch in order to fix this problem. And the team, our team is the one team that can take this to the next level. Thank you!